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EXHIBIT 11.1

COMPUTATION OF INCOME (LOSS) PER COMMON SHARE

	Year Ended December 31,
	2003	2002	2001
Diluted net income (loss) per share:
Net income (loss) to common shareholders	$5,399,000	$16,705,000	$(17,946,000)

Weighted average shares outstanding	8,651,500	9,905,900	10,507,413
Net effect of dilutive put option agreements based on the reverse treasury method	—	16,500	18,000
Net effect of dilutive stock options based on treasury stock Method	115,900	126,700	—

Diluted weighted average shares outstanding	8,767,400	10,049,100	10,525,413

Fully diluted net income (loss) per share	$0.62	$1.66	$(1.71)

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  EXHIBIT 11.1
COMPUTATION OF INCOME (LOSS) PER COMMON SHARE